INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.
4235 Commerce Street
Little River, South Carolina 29566
843-390-2500

June 30, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Rufus Decker, Accounting Branch Chief

Re:	Integrated Environmental Technologies, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 0-26309

Dear Mr. Decker:

This letter sets forth the responses of Integrated Environmental Technologies, Ltd. (“IET”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s letter dated June 16, 2011, with respect to IET’s Form 10-K and Form 10-Q referenced above.

As a preliminary matter, we wish to advise you that IET has recently undergone changes in its senior management and in its board membership, and has engaged experienced corporate and securities counsel, Giordano, Halleran & Ciesla, P.C., to provide corporate counsel and assist us in the completion of our reports and other filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  William E. Prince has resigned as President and Chief Executive Officer and as Chairman of the Board of Directors, and Marion C. Sofield has resigned as Executive Vice President of Operations and Secretary and as a member of the Board of Directors, each effective as of June 16, 2011.  David R. LaVance, who recently joined IET as a member of the Board of Directors on March 3, 2011, was appointed Chairman, President and Chief Executive Officer to fill the vacancy created by Mr. Prince’s resignation, and Thomas S. Gifford, the undersigned, was appointed Executive Vice President, Treasurer and Secretary.  Prior thereto, the undersigned was recently appointed Chief Financial Officer on May 22, 2011.  Both Mr. LaVance and the undersigned have experience serving as directors and executive officers of publicly traded companies.  Further, on March 3, 2011, Raymond Kubacki, an experienced public company executive, was elected to the IET Board of Directors.

Although management has endeavored to respond to all of the Staff’s comments as thoroughly as possible, due to IET’s transition to new leadership, management was not able to fully address certain of the Staff’s comments within the prescribed time period, including the preparation and filing of required amendments to certain of IET’s filings with the Commission.  As a result, we respectfully request additional time to respond to the Staff’s comments to the extent not addressed below.  Management will address all of the Staff’s comments and will file all required amendments to its filings with the Commission as soon as possible.  We appreciate your consideration in this matter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

Forward-Looking Statements, page 1

1.
We note the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995.” Revise the disclosure in future filings to make clear that the safe harbor provision in the Private Litigation Reform Act of 1995 is inapplicable to a forward looking statement of Integrated Environmental Technologies or IET because IET is a penny stock issuer. See Section 21E(b)(1)(C) of the Exchange Act. Alternatively, please delete the phrase in future filings.

Response – IET will exclude the phrase in future filings in accordance with Section 21E of the Exchange Act.

Consultants, page 7; Loans and Promissory Notes, page 31

2.
Advise what consideration IET has given to filing these agreements as exhibits to the Form 10-K. See Item 601(b)(10) of Regulation S-K. In future filings, please also clarify whether all of the agreements remain in place even if on a month to month basis, or whether some have terminated. Since it seems that all agreements are for the provision of investor and public relations services, it is not clear whether they are all still in effect, and, if so, how the services you receive under each of the agreements is distinct.

Response – All of the consultant agreements referenced in the Staff’s comment have been terminated.  IET will file certain of the terminated agreements required to be filed under Item 601(b)(10) of Regulation S-K as exhibits to its Form 10-Q for the quarter ending June 30, 2011.

Certain of the promissory notes referenced in the Staff’s comment have been converted by the holders into shares of IET’s capital stock in accordance with the terms and conditions of such promissory notes.  IET will file (or incorporate by reference, to the extent already filed) the promissory notes (including the converted promissory notes) that constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K and which are required to be filed under Item 601(b)(10) of Regulation S-K, as exhibits to its Form 10-Q for the quarter ending June 30, 2011.

Licensing, Supply, and Distribution Agreements, page 10; Employment Agreements, page 43

3.
It appears that IET filed at least some of these agreements in earlier filings. If so, IET should incorporate them by reference and note this in the exhibit index in future filings. See Item 601(a)(2) of Regulation S-K and Instruction 1 to the exhibit table.  Alternatively, IET should file the agreements as exhibits in future filings, or tell us why the agreements are not material.

Response – IET will incorporate the applicable agreements referenced in the Staff’s comment by reference in IET’s Form 10-Q for the quarter ending June 30, 2011 in accordance with the requirements of Item 601 of Regulation S-K, and will file such other of the agreements as may be required to be filed under Item 601(b)(10) of Regulation S-K, as exhibits to its Form 10-Q for the quarter ending June 30, 2011.

We will need additional capital in the future to finance our planned growth…, page 12

4.	Enhance the disclosure in future filings by stating the amount of additional capital needed to finance IET’s planned growth.

Response – IET will revise future filings in accordance with the Staff’s comment.

Potential issuance of additional common stock could dilute existing shareholders, page 13

5.
Enhance the disclosure in future filings by stating the number of outstanding convertible securities and the number of outstanding options and warrants as of the most recent date practicable. We note the disclosures in notes 4, 5, and 6 to the financial statements on pages F-10, F-11, and F-12.

Response – IET will revise future filings in accordance with the Staff’s comment.

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Restatement of Certain Prior Period Information, page 26

6.
We note your statement in the Item 4.02 Form 8-K filed on March 28, 2011 that you decided to amend and restate your Form 10-Q for the quarter ended September 30, 2010 on March 24, 2011. It appears that you have yet to file the amendment to your Form 10-Q for the quarter ended September 30, 2010. As such, please revise your financial statements in an amendment to your Form 10-Q for the quarter ended September 30, 2010. Please correspondingly revise any related disclosures throughout the filing. In doing so, please also address the following:

•	Please include the financial statement disclosures required by FASB ASC 250-10-45-23 and 250-10-50-7;

•
Please disclose in the appropriate sections of your Form 10-Q/A the impact this restatement had on your original conclusions regarding the effectiveness of your disclosure controls and procedures as of September 30, 2010;

•	Ensure that you include certifications that are currently dated and refer to the Form 10-Q/A.

Response – IET will file an amendment to its Form 10-Q for the quarter ended September 30, 2010 addressing the Staff’s comments as soon as practicable.

Sales, page 28

7.
We note disclosures here and elsewhere in your Form 10-K that you are continuing to try to reach an agreement with Benchmark for minimum technology fees that are payable under the exclusive license and distribution agreement. With a view toward disclosure in future filings, please provide us additional context to understand the nature of this issue.  For example, was the amount of the fees not provided for in the original agreement?  What is the consequence if you are unable to agree on these fees? Would the agreement be terminable by either party?

Response – New management has reviewed the license and distribution agreement with Benchmark and has actively begun to negotiate a new agreement with Benchmark, recognizing that certain issues were not addressed in the original agreement, including the issues raised by the Staff.  We anticipate that the new license and distribution agreement will be in place in the next forty-five days.  If the new license and distribution agreement is not in place prior to the filing by IET of its Form 10-Q for the quarter ending June 30, 2011, IET will revise such filing and any other future filings, as appropriate, to address the Staff’s comment.

Loans and Promissory Notes, page 32; 3. Notes Payable, page F-10

8.
We note the disclosure that IET entered into a promissory note agreement on April 12, 2010 and that the loan is in default although both parties are operating under a mutually acceptable informal extension. If IET is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, IET should provide a written description of the contract as an exhibit in its next quarterly report on Form 10-Q or in a Form 8-K. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our “Compliance and Disclosure Interpretations” available on the Commission’s website at http://www.sec.gov.

Response – IET is in the process of negotiating an extension to the term of the promissory note referenced in the Staff’s comment.  IET will include a written description of the oral contract with the lender as an exhibit to its Form 10-Q for the quarter ending June 30, 2011 in accordance with the requirements of Item 601 of Regulation S-K.

Going concern, page 33

9.
Please tell us, with a view toward disclosure in future filings, how long you would expect to be able to continue your operations with the cash you have on hand, assuming no additional sales of common stock or third party financing were available. Please confirm that you will include disclosures of this type in future filings where you have a going concern opinion.

Response – Management anticipates that IET currently has sufficient operating capital to fund operations for the next three months.  IET is in the process of seeking additional capital through debt and/or equity financings.  IET will include disclosures of this type in future filings where it has a going concern opinion.

Item 9A – Controls and Procedures, page 35

10.
Please amend your Form 10-K to include management’s annual report on internal control over financial reporting as required by Item 308(a) of Regulation S-K.  Note that this requirement is in addition to the disclosure of management’s conclusions regarding the effectiveness of disclosure controls and procedures required by Item 307 of Regulation S-K.  As it does not appear that you are an accelerated filer, you need not include the attestation report of your accounting firm that would otherwise be required by Item 308(b) of Regulation S-K.

Response – IET will file an amendment to its Form 10-K for the year ended December 31, 2011 addressing the Staff’s comments as soon as practicable.

11.
We note that management concluded that your disclosure controls and procedures were not effective as of the end of your most recent fiscal year. Please elaborate on the reason for this conclusion. Describe in more detail the nature of the ineffective disclosure controls and procedures and the new control objective that was added in response to this conclusion.

Response – Prior management did not have the internal resources necessary for adequate internal controls and procedures.  The newly appointed members of senior management are experienced with the operation of a publicly traded company and with the development and implementation of internal controls and procedures.  As a result, IET believes that its internal controls and procedures should be effective going forward.

Duties, Responsibilities and Experience, page 37

12.
Discuss briefly in future filings for each director or person nominated or chosen to become a director the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for IET at the time that the disclosure is made in light of IET’s business and structure. See Item 401(e)(1) of Regulation S-K.

Response – IET will revise future filings in accordance with the Staff’s comment.

Audit Committee and Financial Expert, page 40

13.
We note your disclosure that you did not have a financial expert during 2010. In future filings, if you do not have a financial expert, please explain why you do not have a financial expert. Please see Item 407(d)(5)(i)(C) of Regulation S-K.

Response – IET will revise future filings in accordance with the Staff’s comment.

Item 13 - Certain Relationships and Related Transactions . . ., page 46

14.
Please tell us, with a view toward disclosure in future filings, the approximate dollar amount involved in your agreement with Benchmark during fiscal 2009 and 2010 as well as the approximate dollar value of Messrs. Kinsey’s and Harry’s interests in the transactions as required by Item 404(a)(3) and (4) and 404(d) of Regulation S-K.

Response – During the years ended December 31, 2010 and 2009, revenues of $598,296 and $11,155, respectively, accrued under the exclusive licensing and distribution agreement, of which $597,703 and $0, respectively, was paid by Benchmark to IET. Mr. Kinsey owned an 85.7% equity interest in Benchmark during 2010 and an 81.47% equity interest in Benchmark during 2009. Mr. Harry has never owned an equity interest in Benchmark, Messrs. Kinsey and Harry did not receive any benefits from IET in connection with these transactions, except for Mr. Kinsey solely by virtue of his equity interest in Benchmark. IET will revise future filings in accordance with the requirements of Item 404 of Regulation S-K.

Director Independence, page 46

15.           Identify in future filings each independent director.

Response – IET will revise future filings in accordance with the Staff’s comment.

Signatures, page 49

16.
IET’s principal financial officer also must sign the annual report on Form 10-K. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the report. See subparagraphs (a) and (b) of General Instruction D(2) to Form 10-K, and revise in future filings.

Response – IET will revise future filings in accordance with the Staff’s comment.

Exhibit 31

17.
Item 601(b)(31) of Regulation S-K specifies that the certification must be exactly as set forth in the item. We note that you changed the word “registrant’s” to the words “small business issuer’s” in paragraphs 4(c), 4(d), 5, 5(a), and 5(b) here and in the quarterly report on Form 10-Q for the quarter ended March 31, 2011. Further, you omitted the phrase “The registrant’s other certifying officer(s) and” and changed the word “our” to the word “my” in paragraph 5 here and in the quarterly report on Form 10-Q for the quarter ended March 31, 2011. Please revise in future filings.

Response – IET will revise future filings in accordance with the Staff’s comment.

Exhibits 31 and 32

18.	We note the references to quarterly report on Form 10-K rather than to annual report on Form 10-K. Please revise in future filings.

Response – IET will revise future filings in accordance with the Staff’s comment.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2011

General

19.
We note that at the end of 2010 you determined that your sales of EcaFlo equipment were being impacted due to the economic recession and because your customers were experiencing certain capital expense restrictions in their own operations, and you developed a new business model to address this situation. Please disclose in future filings your revenue recognition policy which addresses how you recognize revenue for traditional and dealer/distributor sales as well as how you recognize revenue to your systems service agreements.

Response – IET will revise future filings in accordance with the Staff’s comment.

Condensed Consolidated Balance Sheets, page 2

20.
The column heading of your December 31, 2010 balance sheet indicates that these amounts have been audited. Since none of the amounts are covered by an audit report when they are presented in your interim financial statements for the quarter ended March 31, 2011, you should not refer to them as being audited. Please ensure that you refer both the December 31, 2010 and March 31, 2011 balance sheets as unaudited.

Response – IET will revise future filings in accordance with the Staff’s comment.

21.
Total assets as presented on your December 31, 2010 balance sheet are $414,265, while total liabilities and shareholders’ deficiency are $714,151. Please tell us what consideration you have given to amending your March 31, 2011 Form 10-Q to present a balance sheet that balances total assets to total liabilities and shareholders’ deficiency. If you determine that an amendment is necessary, please also address the following:

•	Please include the financial statement disclosures required by FASB ASC 250-10-45-23 and 250-10-50-7;

•
Please disclose in the appropriate sections of your Form 10-Q/A the impact this restatement had on your original conclusions regarding the effectiveness of your disclosure controls and procedures as of March 31, 2011;

•	Ensure that you include certifications that are currently dated and refer to the Form 10-Q/A; and

•	Whether an Item 4.02 Form 8-K should be filed.

Response – IET will file an Item 4.02 Form 8-K and an amendment to its Form 10-Q for the quarter ended March 31, 2011 addressing the Staff’s comments as soon as practicable.

Evaluation of Disclosure Controls and Procedures, page 16

22.
We note the disclosure that IET’s chief executive officer and principal financial officer concluded that its disclosure controls and procedures are effective “in timely alerting him to material information relating to us…and in ensuring that information required to be disclosed by us…is accumulated and communicated to our management…to allow timely decisions regarding required disclosure.” This description does not conform fully to the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act because it does not indicate that IET’s chief executive officer and principal financial officer concluded that its disclosure controls and procedures are effective in ensuring that the information the company must disclose in its filings is recorded, processed, summarized, and reported within the time periods specified by our rules and forms and that the information required to be disclosed is accumulated and communicated to management, including the principal executive and financial officers, to allow timely decisions regarding required disclosure.  Please confirm this to us and revise in future filings. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

Response – IET confirms that its former chief executive officer and principal financial officer concluded that its disclosure controls and procedures were effective as of March 31, 2011.  Management will review IET’s internal controls and procedures in connection with the preparation of IET’s Form 10-Q for the quarter ending June 30, 2011 and will provide the required disclosures in such report regarding its conclusions on the effectiveness of such internal controls and procedures.

In connection with the responses provided above, IET acknowledges the following:

•	IET is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IET may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact the undersigned or our outside counsel, Paul T. Colella, Esq. of the law form of Giordano, Halleran & Ciesla, P.C. at 732-741-3900.  Thank you.

Very truly yours, /s/ Thomas S. Gifford THOMAS S. GIFFORD Executive Vice President, Chief Financial Officer, Treasurer and Secretary